EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,
	2007	2007	2006	2005	2004	2003	2002
Earnings:
Net income	$283	$818	$985	$934	$3,982	$923	$1,819
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-	-
Income taxes provision	159	458	602	574	2,561	528	1,178
Net fixed charges	230	668	801	589	671	964	1,029
Total Earnings	$672	$1,944	$2,388	$2,097	$7,214	$2,415	$4,026
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$215	$626	$770	$573	$682	$947	$996
Interest on capital leases	6	18	11	1	1	1	2
AFUDC debt	9	24	20	15	(12)	16	21
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	-	-	10
Total Fixed Charges	$230	$668	$801	$589	$671	$964	$1,029
Ratios of Earnings to Fixed Charges	2.92	2.91	2.98	3.56	10.75	2.51	3.91

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust.  Fixed charges exclude interest on FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) tax liabilities.